PROSPECTUS SUPPLEMENT NO. ONE (TO PROSPECTUS DATED JUNE 10, 2008)	This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-150232

Common Stock

This Prospectus Supplement No. One supplements and amends the prospectus dated June 10, 2008 relating to the resale by Kingsbridge Capital Limited, or Kingsbridge, of up to 3,944,757 shares of our common stock.

This prospectus supplement should be read in conjunction with the prospectus dated June 10, 2008 which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it. All references in the prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended)”.

We are filing this prospectus supplement to reflect a draw down by us pursuant to the common stock purchase agreement by and between us and Kingsbridge dated March 25, 2008. The table appearing under the caption “Selling Stockholder” on page 7 of the prospectus is hereby supplemented by adding the following to the end of footnote (2) to that table:

Since June 10, 2008, we have made the following draw downs pursuant to the common stock purchase agreement:

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On July 21, 2008, we delivered notice to Kingsbridge to effect a draw down. The first trading day of the eight day pricing period for this draw down was July 22, 2008. In connection with this draw down, we issued an aggregate of 404,587 shares of our common stock to Kingsbridge at an aggregate purchase price of $750,000. The settlement dates for this drawdown were July 28, 2008 and August 1, 2008.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “CORT”. The prices at which Kingsbridge purchased these shares from us were established under the common stock purchase agreement by reference to volume weighted average prices of our common stock on the NASDAQ Capital Market for the period beginning July 22, 2008 and ending July 31, 2008, net of a discount of 10% per share. On July 31, 2008, the last reported sale price of our common stock on the NASDAQ Capital Market was $1.86 per share.

Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of the accompanying prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which this prospectus supplement relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 4, 2008.